SITEWIT CORP.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
SiteWit Corp.
Tampa, Florida

Opinion

We have audited the consolidated financial statements of SiteWit Corp. (the "Company,"), which comprise the consolidated balance sheets as of December 31, 2022, and 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of SiteWit Corp. as of December 31, 2022, and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of SiteWit Corp. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about SiteWit Corp. ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in aggregate, they could

reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Forth Companies internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about SiteWit Corp.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

September 12, 2023

SITEWIT CORP.

CONSOLIDATED BALANCE SHEETS

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	421,216	$	963,964
Acccounts Receivable, net		10,537		1,522
Rght of Use Asset		113,477		-
Prepaids and Other Current Assets		57,089		27,022
Total Current Assets		**602,318**		**992,508**
Non-Current Assets:				
Intangible Assets		816,574		556,990
Total Assets	**$**	**1,418,892**	**$**	**1,549,499**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	1,291,656	$	834,624
Credit Cards		122,799		143,979
Deferred Revenue		20,573		20,627
Rght of Use Liablity -Current		88,997		-
Other Current Liabilities		207,341		788,771
Total Current Liabilities		**1,731,365**		**1,788,000**
Non- Current Liabilities:				
Rght of Use Liablity - Non Current		24,480		-
Promissory Notes and Loans		1,546,959		988,015
Accrued Interest on Promissory Note		8,336		-
Total Liabilities		**3,311,140**		**2,776,015**
STOCKHOLDERS' EQUITY (DEFICIT)				
Common Stock		130		130
Series A-1 Preferred Stock		31		31
Series A-2 Preferred Stock		131		131
Series B-1 Preferred Stock		169		169
Series B-2 Preferred Stock		330		132
Additional Paid in Capital		19,447,182		18,147,073
Retained Earnings/(Accumulated Deficit)		(21,340,219)		(19,374,181)
Total Stockholders' Equity (Deficit)		**(1,892,248)**		**(1,226,516)**
Total Liabilities and Stockholders' Equity (Deficit)	**$**	**1,418,892**	**$**	**1,549,499**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	9,696,664	$	9,603,556
Cost of Revenue		8,085,852		7,646,946
Gross profit		1,610,811		1,956,610
Operating expenses				
General and Administrative		3,373,305		3,308,764
Sales and Marketing		127,703		183,918
Total operating expenses		3,501,008		3,492,683
Operating Income/(Loss)		(1,890,197)		(1,536,073)
Interest Expense		64,473		45,186
Other Loss/(Income)		11,369		(209,939)
Income/(Loss) before provision for income taxes		(1,966,038)		(1,371,319)
Provision/(Benefit) for income taxes		-		-
Net Loss	**$**	**(1,966,038)**	**$**	**(1,371,319)**

See accompanying notes to financial statements.

SITEWIT CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock Shares	Common Stock Amount	Series A-1 Preferred Stock Shares	Series A-1 Preferred Stock Amount	Series A-2 Preferred Stock Shares	Series A-2 Preferred Stock Amount	Series B-1 Preferred Stock Shares	Series B-1 Preferred Stock Amount	Series B-2 Preferred Stock Shares	Series B-2 Preferred Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
Balance—December 31, 2020	**13,000**	**$ 130**	**3,063**	**$ 31**	**13,064**	**$ 131**	**16,852**	**$ 169**	**9,424**	**$ 94**	**$ 16,788,185**	**$ (18,002,862)**	**$ (1,214,123)**
Issuance of Stock		-		-		-		-	3,796	38	1,346,592		**1,346,630**
Share-Based Compensation											12,297		12,297
Net loss												(1,371,319)	(1,371,319)
Balance—December 31, 2021	13,000	130	3,063	31	13,064	131	16,852	169	13,220	132	18,147,073	$ (19,374,181)	**$ (1,226,516)**
Issuance of Stock	-	-	-	-	-	-	-	-	19,746	**197**	1,248,631		1,248,829
Share-Based Compensation											51,477		51,477
Net loss												(1,966,038)	(1,966,038)
Balance—December 31, 2022	**13,000**	**$ 130**	**3,063**	**$ 31**	**13,064**	**$ 131**	**16,852**	**$ 169**	**32,966**	**$ 330**	**$ 19,447,182**	**$ (21,340,219)**	**$ (1,892,248)**

See accompanying notes to financial statements.

SITEWIT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(1,966,038)	$	(1,371,319)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		4,008
Amortization of Intangibles		316,382		416,332
Share-based Compensation		51,477		12,297
Changes in operating assets and liabilities:				
Acccounts receivable, net		(9,015)		2,201
Prepaids and Other Current Assets		(30,067)		(21,398)
Accounts Payable		457,032		331,942
Deferred Revenue		(54)		7,736
Credit Cards		(21,180)		50,473
Accrued Interest on Promissory Note		8,336		
Other Current Liabilities		(581,430)		676,540
Net cash provided/(used) by operating activities		**(1,774,556)**		**108,809**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Intangible Assets		(575,966)		(611,930)
Net cash used in investing activities		**(575,966)**		**(611,930)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		1,248,829		1,346,630
Borrowing on Promissory Notes and Loans		558,945		-
Repayment of Promissory Notes and Loans		-		(472,400)
Net cash provided/(used) by financing activities		**1,807,773**		**874,230**
Change in Cash		(542,748)		371,109
Cash—beginning of year		963,964		592,855
Cash—end of year	**$**	**421,216**	**$**	**963,964**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	64,473	$	45,186
Cash paid during the year for income taxes	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

SiteWit Corp. was incorporated on June 18, 2009, in the state of Florida. On 21 November 2018, the company Kliken GmbH was incorporated in Switzerland, which is a subsidiary fully owned by SiteWit Corp since its establishment. The consolidated financial statements of SiteWit Corp. (Which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tampa, Florida.

Kliken has been recognized as an expert in search and shopping ads across the globe. In 2022, Kliken released Kliken Ads, a first-of-its kind ad network, giving small business owners access to ad technology that was previously out of reach and beyond their budget. With over twenty-three global e-commerce brands as partners and over 92 million products under management, Kliken is uniquely positioned to provide top-class, market-leading products and services with leading platforms to the global marketplace allowing any and all businesses to become marketing experts with the click of a button. Kliken operates a platform that allows any business (small, medium, or large) to utilize its services to connect to three main advertising platforms (Google, Meta, The Trade Desk) among others and most advertising products they may offer.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $0 and $465,160 respectively.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America and the Company's subsidiary, Kliken GmbH, maintains its cash with a major financial institution located in Switzerland. All accounts are creditworthy. US Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivables are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that a provision for doubtful debts was necessary of $ 1,198.79 due to non-payment.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are audited using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its platform/software development costs, which will be amortized over the expected period to be benefitted, which may be as long as five years.

Software Development Costs – Internal Use Software

For costs incurred in relation to development of software for internal use, the Company divides each project in the following phases: (1) preliminary product stage, (2) application development stage, (3) post-implementation – operation stage, and (4) upgrade and enhancement stage. In accordance with ASC 350-40: Internal-Use Software, costs during the first phase are expenses, costs during the second phase are capitalized, costs during the third phase are expensed, and costs during the fourth phase are analyzed to determine whether they pertain to maintenance, in which case they are expensed, or improvements in functionality, in which case they are capitalized. Once the software is placed in use, it is amortized over the useful life of the software.

Income Taxes

SiteWit Corp. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts.

Income Taxes (continued)

that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing the services on its platform, which are recognized over time as the services are continuously provided and performance obligations are satisfied.

Cost of Revenue

Costs of revenue include direct expenses attributable to its revenue-generating platform, such as partner revenue share payments, customer spend and media buying platform fees.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021, amounted to $127,703 and $183,918, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense.
ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

We account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. While the pandemic had numerous global economic impacts, the Company was uniquely placed to leverage the pandemic however, as the changing economic and regulatory environment expedited the transition from physical store sales to online marketplaces. The Company's focus on delivering marketing services exists as a key piece of this continued transition. The Company recognizes the impact of the pandemic on the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance, however Management believe that the continued shift to the online, eCommerce market place which was previously occurring and which accelerated during the pandemic, is not likely to reverse giving the Company a strong platform for continued operations and growth for customers across it's platform.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 13, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide

supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,		**2022**		**2021**
Prepaid expenses		57,089		23,110
Other Current Asset		-		3,912
Total Prepaids and Other Current Assets	**$**	**57,089**	**$**	**27,022**

Other current liabilities consist of the following items:

As of Year Ended December 31,		**2022**		**2021**
Accrued Expenses		175,506		780,347
Sublease Rental Security Deposits Payable		7,000		7,000
Tax Payable		9,092		490
Other current liabilities		15,744		933
Total Other Current Liabilities	**$**	**207,341**	**$**	**788,771**

4. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,		**2022**		**2021**
SiteWit Development (Ads marketing platform)	$	7,260,009	$	6,684,043
Intangible assets, at cost		**7,260,009**		**6,684,043**
Accumulated amortization		(6,443,435)		(6,127,052)
Intangible assets, Net	**$**	**816,574**	**$**	**556,990**

Entire intangible assets have been amortized. Amortization expenses for the fiscal year ended December 31, 2022, and 2021 were in the amount of $316,382 and $416,332, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period		**Amortization Expense**
2023	$	316,382
2024		316,382
2025		183,809
Total	**$**	**816,574**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 109,744 shares of Common Stock with a par value of $0.01. As of December 31, 2022, and December 31, 2021, 13,000 shares have been issued and are outstanding.

Series A-1 Preferred Stock

The Company is authorized to issue 3,063 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 3,063 shares have been issued and are outstanding.

Series A-2 Preferred Stock

The Company is authorized to issue 20,454 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 13,064 shares have been issued and are outstanding.

Series B-1 Preferred Stock

The Company is authorized to issue 32,628 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 16,852 shares have been issued and are outstanding.

Series B-2 Preferred Stock

The Company is authorized to issue 32,966 shares with a $0.01 par value. As of December 31, 2022, and December 31, 2021, 32,966 shares and 13,220 shares have been issued and are outstanding, respectively.

6. SHARE-BASED COMPENSATION

During 2010 and 2022, the Company authorized the 2010 Equity Incentive Plan and 2022 Omnibus Incentive Plan. The Company reserved 6,717 shares of its Common Stock pursuant to both plans, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options per 2010 Equity Incentive Plan activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	1,556	$ 3.24	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	1,556	$ 3.24	2.82
Exercisable Options at December 31, 2021	1,556	$ 3.24	2.82
Granted	-	$ -	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	1,556	$ 3.24	1.82
Exercisable Options at December 31, 2022	1,556	$ 3.24	1.82

Stock option expenses for the years ended December 31, 2022, and December 31, 2021, was $0 and $0, respectively

A summary of the Company's stock options per 2022 Omnibus Incentive Plan activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ -	-
Granted	-		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	-	$ -	-
Exercisable Options at December 31, 2021	-	$ -	-
Granted	5,160	$ 3.24	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	5,160	$ -	2.71
Exercisable Options at December 31, 2022	5,160	$ -	2.71

Stock option expenses for the years ended December 31, 2022, and December 31, 2021 were $50 and $0, respectively.

Warrants

A summary of the Company's stock warrants, and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	14,462	$ -	-
Granted	3,796		
Exercised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2021	18,258	$ -	-
Granted	21,391	$ 3.24	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2022	39,649	$ -	3.47

Stock warrants expenses for the years ended December 31, 2022 and December 31, 2021 were $51,428 and $12,297, respectively.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2022				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan Agreement - Ricardo Lasa	$ 1,500,000	10.00%	11/15/2020	12/31/2026	$ 8,336	8,336	$ -	$ 575,000	$ 583,336
SERVISFIRST BANK- bank loan	$ 988,015	8.25%	11/23/2022	11/15/2026	$ 81,511	-	$ -	$ 971,959	$ 971,959
Total					**$ 89,847**	**$ 8,336**	**$ -**	**$ 1,546,959**	**$ 1,555,295**

The loan agreement with the co-founders and the CEO, Ricardo Lasa, has a credit facility with maximum borrowing capacity of $1,500,000. As of December 31, 2022, $925,000 is left available to the company.

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ -
2024	-
2025	-
2026	1,546,959
2027	-
Thereafter	-
Total	**$ 1,546,959**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, December 31, 2021, consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (500,514)	$ (514,404)
Valuation Allowance	500,514	514,404
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022 December 31,2021 are as follows:

As of Year Ended December 31,		2022	2021
Net Operating Loss	$	(1,559,413)	$ (1,058,899)
Valuation Allowance		1,559,413	1,058,899
Total Deferred Tax Asset	$	-	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,286,341, and the Company had state net operating loss ("NOL") carryforwards of approximately $273,072. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

On October 1, 2022, the Company entered into a loan agreement with one of its co-founders and the CEO, Ricardo Lasa. The Company can borrow up to the sum of $1,500,000. The loan bears an interest of 10% per annum and has a maturity date on December 31, 2026. As of December 31, 2022, the outstanding balance of the loan is $575,000.

10. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 1, 2021, the Company entered into a sublease agreement with Atlas Reality Group LLC and Bluegrey Mortgage LLC to rent premises located at Tampa, Florida. The base rent starts from $6,000 per month and the lease ends on May 31, 2024. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

Year	Obligation
2023	$ 75,000
2024	35,000
2025	-
2026	-
Thereafter	-
Total future minimum operating lease payments	**$ 110,000**

Rent expenses were in the amount of $84,468 and $158,612 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through September 13, 2023, which is the date the consolidated financial statements were available to be issued. The following activity was noted;

1. On February 23, 2023 the loan agreement with Ricardo Lasa was amended, extending the total borrowing limit to three million five hundred thousand United States Dollars ($3,500,000).

2. On April 4, 2023, the Company launched a Regulation CF funding round. This round was closed on August 3, 2023.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.